

May 20, 2011

Ronald J. Pasek
Senior Vice President and Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re:** **Altera Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 000-16617**

Dear Mr. Pasek:

We have reviewed your filing and correspondence dated April 27, 2011 and we have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 8.  Financial Statements

Note 13:  Income Taxes, page 59

1.  We refer to your response to prior comment 3.  We note the significance of the foreign rate differential on your effective tax rate.  Please tell us the primary countries from which foreign pre-tax earnings are derived.  Also, clarify for us the statutory tax rates in those countries and explain whether you are recognizing any significant benefit from any tax holidays or abatements in those countries.

Overall, your response should clarify for us the reasons for the low effective tax rates on foreign pre-tax income.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding our comment on the financial statements. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,


Brian Cascio
Accounting Branch Chief